FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of an announcement on the progress regarding acquisition of Jinling Power Plant of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on January 4, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                  HUANENG POWER INTERNATIONAL, INC.

                By  /s/ Gu Biquan

                Name: Gu Biquan

                Title:   Company Secretary

Date:    January 7, 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Overseas Regulatory Announcement
Progress regarding acquisition of Jinling Power Plant

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 3 December 2007, Huaneng Power International, Inc. (the “Company”) and Huaneng International Power Development Corporation (“HIPDC”) entered into an agreement relating to the acquisition of equity interests in Huaneng Nanjing Jinling Power Limited Company (“Transfer Agreement”), pursuant to which the Company would acquire 60% equity interests in the registered capital of Huaneng Nanjing Jinling Power Limited Company (“Jinling Power Plant”) held by HIPDC (the “Acquisition”). The Acquisition constitutes a connected transaction of the Company. For details of the Acquisition, please refer to the announcement made by the Company on 3 December 2007.

The Acquisition has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council on 29 December 2007, by which all conditions of the Acquisition have been satisfied. The Company has paid the consideration to HIPDC in full in accordance with the Transfer Agreement. The Acquisition has basically been completed and the Company is now in the course of processing the matters in relation to the change of business registration.

Upon completion of the Acquisition, the Company now owns 60% equity interests in the registered capital of Jinling Power Plant and the Company's total generation capacity on an equity basis has increased by 468MW.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
4 January 2008